Exhibit 99.1

GFL Environmental Inc. Sets Date for Full Year 2023 Earnings Release and 2024 Guidance

VAUGHAN, ON, January 16, 2024 – GFL Environmental Inc. (NYSE: GFL) (TSX: GFL) (“GFL” or the “Company”) today announced that it will release its fourth quarter and full year 2023 financial results and 2024 guidance after the market closes on Tuesday, February 20, 2024 and will host an investor conference call related to this release on Wednesday, February 21, 2024 at 8:30 am Eastern Time.

A live audio webcast of the conference call can be accessed by logging onto the Company's Investors page at investors.gflenv.com or by clicking here or listeners may access the call toll-free by dialing 1-833-950-0062 in Canada or 1-833-470-1428 in the United States (access code: 398061) approximately 15 minutes prior to the scheduled start time.

The Company encourages participants who will be dialing in to pre-register for the conference call using the following link: https://www.netroadshow.com/events/login?show=d2d890f8&confId=59420. Callers who pre-register will be given a conference access code and PIN to gain immediate access to the call and bypass the live operator on the day of the call.

About GFL

GFL, headquartered in Vaughan, Ontario, is the fourth largest diversified environmental services company in North America, providing a comprehensive line of solid waste management, liquid waste management and soil remediation services through its platform of facilities throughout Canada and in more than half of the U.S. states. Across its organization, GFL has a workforce of more than 20,000 employees.

For more information:

Patrick Dovigi

+1 905-326-0101

pdovigi@gflenv.com